UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  ------------

                                    FORM 6-K

                                  ------------

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                 January 5, 2006

                                  ------------

                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

                                  ------------

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

CRUCELL LICENSES STAR(TM) TECHNOLOGY TO XOMA FOR RESEARCH USE

LEIDEN, THE NETHERLANDS, JANUARY 5, 2006 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that it has signed a non-exclusive STAR(TM) research license agreement for the production of monoclonal antibodies and other proteins with Berkeley, California-based XOMA Ltd. (NASDAQ: XOMA). Financial details were not disclosed.

"XOMA regularly evaluates technologies that can help us stay at the cutting edge of antibody and recombinant protein technology," said Jack Castello, XOMA's President and CEO. "Crucell's STAR(TM) technology may complement XOMA's expertise at producing high yields of pure antibodies and other recombinant proteins because it may improve the productivity of our protein expression systems and help to identify high-producing clones very efficiently."

"We are very pleased to announce another STAR(TM) technology licensing agreement," added Crucell's CEO Ronald Brus. "STAR(TM)'s ability to enhance production yields, and its broad applicability, could potentially see licensing follow a similar growth pattern to that demonstrated by our PER.C6(R) technology."

ABOUT STAR(TM) TECHNOLOGY

STAR(TM) technology is a production technology that is particularly useful for the production of recombinant human antibodies and proteins. It has a potentially broad application and is effective for production of antibodies and proteins on mammalian cell lines such as Crucell's PER.C6(R) human cell technology and the widely used Chinese hamster ovary (CHO) cell line. STAR(TM) technology contains genetic elements, called STAR(TM) elements, that enable stable and high-yield gene expression important to recombinant antibody and protein production in mammalian cells. The technology has the potential to increase production yields, thereby reducing production costs. STAR(TM) technology was discovered by Dr. Arie Otte (Nature Biotechnology 2003 May, 21
(5)) who founded Chromagenics B.V., a spin-off company of the University of Amsterdam acquired by Crucell in March 2004.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

ABOUT XOMA

XOMA is a pioneer and leader in the discovery, development and manufacture of therapeutic antibodies, with a therapeutic focus that includes cancer and immune diseases. XOMA has a royalty interest in RAPTIVA(R) (efalizumab), a monoclonal antibody product marketed worldwide (by Genentech, Inc. and Serono, SA) to treat moderate-to-severe plaque psoriasis. XOMA's discovery and development capabilities include antibody phage display, bacterial cell expression, and Human Engineering(TM) technologies, plus a fully integrated drug development infrastructure. The company pipeline also includes proprietary programs in preclinical and clinical development. For more information please visit XOMA's website at http://www.xoma.com/.

CRUCELL'S LICENSING PROGRAM DISCLOSURE POLICY

Crucell believes it has a duty to inform (potential) investors and other stakeholders about every licensing agreement it reaches with third parties - regardless of the significance of current or future revenue or royalties generated by the agreement. Crucell fulfils this duty by issuing a press release that invariably consists of the name of the contract party, the nature of the license and an indication of the relevant technology or therapeutic area. This ensures that every potential investor or interested party can be fully up-to-date with all licensing agreements made by Crucell with third parties. An overview of all Crucell's licensees and partners can be found on the Company's website, including an overview of each relevant product's phase of development.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).

For further information please contact:

Crucell N.V.
Harry Suykerbuyk
Director Investor Relations and Corporate Communications
Tel. +31 (0)71 524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com

                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
                                       -----------------------------------------
                                                     (Registrant)

     January 5, 2006                                /s/ LEON KRUIMER
------------------------               -----------------------------------------
        (Date)                                      Leon Kruimer
                                              Chief Financial Officer